RALLY

Bill of Sale

As of January 30, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Goldin Auctions Investments (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#09CURRY2
Description:	2009 Playoff National Treasures Stephen Curry Autographed Patch Rookie Card graded BGS GEM MINT 9.5
Total Acquisition Cost:	$ 451,200.00
Consideration: Cash (%) Equity (%) Total	$ 451,200.00 (100%) $ 0 (0%) $ 451,200.00 (100%)